Exhibit 12.1

HALLIBURTON COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(Millions of dollars, except ratios)

	Year Ended December 31
	2012	2011	2010	2009	2008
Earnings available for fixed charges:
Income from continuing operations before income taxes	$3,822	$4,449	$2,655	$1,682	$3,849
Add:
Distributed earnings from equity in unconsolidated affiliates	4	13	13	17	30
Fixed charges	445	384	402	361	232
Subtotal	4,271	4,846	3,070	2,060	4,111
Less:
Equity in earnings of unconsolidated affiliates	14	20	20	16	50
Total earnings available for fixed charges	$4,257	$4,826	$3,050	$2,044	$4,061

Fixed charges:
Interest expense	$305	$268	$308	$297	$167
Rental expense representative of interest	140	116	94	64	65
Total fixed charges	$445	$384	$402	$361	$232

Ratio of earnings to fixed charges	9.6	12.6	7.6	5.7	17.5